40-33
Branch 18
811-7758

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

July 27, 2004

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

VIA CERTIFIED MAIL/RRR

04041672

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. (an investment adviser) one copy of an **Order and Judgment of Dismissal** in *Francisco G. Aromi, et al. v. INVESCO Funds Group, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 3 2004
WASH. D.C.
155

PROCESSED
SEP 0 9 2004
THOMSON
FINANCIAL

S:\srr\litigation\Aromi v IFG\Corr\L-072704SEC.doc
072704 (1) vxv

JUN 23 2004

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

FILED
UNITED STATES DISTRICT COURT
DENVER, COLORADO

JUN 17 2004

GREGORY C. LANGHAM
CLERK

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 03 2004
WASH, D.C.
155

Civil Action No. 04-ES-809

FRANCISCO G. AROMI,

Plaintiff,

v.

INVESCO FUNDS GROUP, INC., and
JOHN DOES,

Defendants.

ORDER AND JUDGMENT OF DISMISSAL

Plaintiff Francisco G. Aromi is a prisoner in the custody of the United States Bureau of Prisons at the Federal Correctional Institution at Marianna, Florida. Mr. Aromi initiated this action by filing ***pro se*** in the United States District Court for the Eastern District of New York a complaint and a motion seeking leave to proceed ***in forma pauperis***. In an order filed on April 19, 2004, the Eastern District of New York transferred this action to this Court pursuant to 28 U.S.C. § 1406(a). The Eastern District of New York specifically noted in the transfer order that determination of Mr. Aromi's request to proceed ***in forma pauperis*** and enforcement of the provisions of the Prison Litigation Reform Act are left to the transferee court.

On April 29, 2004, Magistrate Judge O. Edward Schlatter entered an order directing Mr. Aromi to cure certain deficiencies if he wished to pursue his claims in this action. Specifically, Magistrate Judge Schlatter ordered Mr. Aromi to file his complaint and ***in forma pauperis*** motion on the proper forms approved for use by prisoners in

4

this Court. In addition, Magistrate Judge Schlatter ordered Mr. Aromi to submit a certified copy of his inmate trust fund account statement in support of the ***in forma pauperis*** motion as required pursuant to 28 U.S.C. § 1915(a)(2). Mr. Aromi was warned that the action would be dismissed without further notice if he failed to cure the deficiencies within thirty days.

Mr. Aromi has failed to cure the deficiencies within the time allowed and he has failed to respond in any way to Magistrate Judge Schlatter's April 29 order. Therefore, the complaint and the action will be dismissed without prejudice for failure to cure the deficiencies. Accordingly, it is

ORDERED that the complaint and the action are dismissed without prejudice for failure to cure the deficiencies. It is

FURTHER ORDERED that the motion seeking leave to proceed ***in forma pauperis*** is denied as moot. It is

FURTHER ORDERED that judgment is entered in favor of the Defendants and against Plaintiff.

DATED at Denver, Colorado, this 17 day of June, 2004.

BY THE COURT:

Zita L. Weinshienk

ZITA L. WEINSHIENK, Senior Judge
United States District Court

EOD
UNITED STATES DISTRICT COURT
DENVER, COLORADO

JUN 21 2004

GREGORY C. LANGHAM
CLERK

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF MAILING

Civil Action No. 04-ES-809

Francisco G. Aromi
Reg. No. 07402-069
PO Box 7007 M-B
Marianna, FL 32447

I hereby certify that I have mailed a copy of the **ORDER** to the above-named individuals on 6/17/04

GREGORY C. LANGHAM, CLERK

By: ______________________
Deputy Clerk

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. 04-ES-809

FRANCISCO G. AROMI,

Plaintiff,

v.

INVESCO FUNDS GROUP, INC., and
JOHN DOES,

Defendants.

ORDER TO CURE DEFICIENCIES

Plaintiff Francisco G. Aromi is a prisoner in the custody of the United States Bureau of Prisons at the Federal Correctional Institution at Marianna, Florida. Mr. Aromi initiated this action by filing ***pro se*** in the United States District Court for the Eastern District of New York a complaint and a motion seeking leave to proceed ***in forma pauperis***. In an order filed on April 19, 2004, the Eastern District of New York transferred this action to this court pursuant to 28 U.S.C. § 1406(a). The Eastern District of New York specifically noted in the transfer order that determination of Mr. Aromi's request to proceed ***in forma pauperis*** and enforcement of the provisions of the Prison Litigation Reform Act are left to the transferee court.

The court has reviewed Mr. Aromi's complaint and motion seeking leave to proceed ***in forma pauperis*** and finds that those documents are deficient. Specifically, neither the complaint nor the ***in forma pauperis*** motion is filed on the proper form approved for use by prisoners in this court. In addition, Mr. Aromi has failed to submit a

3

certified copy of his inmate trust fund account statement in support of his ***in forma pauperis*** motion as required pursuant to 28 U.S.C. § 1915(a)(2). Mr. Aromi will be directed to cure these deficiencies if he wishes to pursue his claims in this court in this action. Accordingly, it is

ORDERED that Mr. Aromi cure the deficiencies identified in this order **within thirty (30) days from the date of this order**. It is

FURTHER ORDERED that the clerk of the court mail to Mr. Aromi, together with a copy of this order, two copies of the following forms: Prisoner's Motion and Affidavit for Leave to Proceed Pursuant to 28 U.S.C. § 1915; Prisoner Complaint. It is

FURTHER ORDERED that if Mr. Aromi fails to cure all of the deficiencies identified in this order within the time allowed, the complaint and the action will be dismissed without further notice.

DATED at Denver, Colorado, this 29 day of April, 2004.

BY THE COURT:

O. EDWARD SCHLATTER
United States Magistrate Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

CERTIFICATE OF MAILING

Civil Action No. 04-ES-809

Francisco G. Aromi
Reg. No. 07402-069
PO Box 7007 M-B
Marianna, FL 32447

I hereby certify that I have mailed a copy of the **ORDER and two copies of Prisoner's Motion and Affidavit for Leave to Proceed Pursuant to 28 U.S.C. § 1915 and Prisoner Complaint** to the above-named individuals on 4/29/04

GREGORY C. LANGHAM, CLERK

By: [signature]
Deputy Clerk